UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

BSQUARE CORPORATION

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

11776U300

(CUSIP Number)

Palogic Value Management, L.P.

Attn: Ryan L. Vardeman

5310 Harvest Hill Road, Suite 110

Dallas, TX 75230

(214) 871-2700

with a copy to:

Kellie L. Bobo, Esq.

Haynes and Boone, LLP

98 San Jacinto Boulevard, Suite 1500

Austin, Texas 78701

(512) 867-8411

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 11776U300

1.	Names of Reporting Persons Palogic Value Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN; HC; IA

CUSIP No. 11776U300

1.	Names of Reporting Persons Palogic Value Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 11776U300

1.	Names of Reporting Persons Palogic Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) HC; OO

CUSIP No. 11776U300

1.	Names of Reporting Persons Ryan L. Vardeman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) HC; IN

This Amendment No. 8 to Schedule 13D is jointly filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D related to the common stock, no par value (the “Common Stock”), of BSQUARE Corporation, a Washington corporation (the “Issuer”) initially filed with the Securities and Exchange Commission (the “SEC”) on May 18, 2018, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on June 27, 2018, Amendment No. 2 to the Schedule 13D filed on May 20, 2019, Amendment No. 3 to the Schedule 13D filed on November 21, 2019, Amendment No. 4 to the Schedule 13D filed on March 10, 2020, Amendment No. 5 to the Schedule 13D filed on August 21, 2020, Amendment No. 6 to the Schedule 13D filed on June 14, 2021, and Amendment No. 7 to the Schedule 13D filed on October 13, 2022 (as amended, the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

“As previously disclosed, on October 11, 2023, the Issuer entered into the Merger Agreement with Kontron and Merger Sub. On December 7, 2023, Kontron announced the completion of the Offer. All conditions to the Offer were satisfied or waived, and Merger Sub accepted for payment all shares of Common Stock of the Issuer validly tendered into the Offer and not properly withdrawn.

On December 7, 2023, as a result of its acceptance of, and payment for, the shares of Common Stock of the Issuer tendered in the Offer, Merger Sub acquired a sufficient number of shares of Common Stock of the Issuer to consummate the Merger. At the effective time of the Merger (the “Effective Time”), each share of Common Stock of the Issuer issued and outstanding immediately prior to the Effective Time (other than as specified in the Merger Agreement) was converted automatically into the right to receive an amount of cash equal to the Offer Price, without interest (less any required withholding taxes) from Merger Sub. Pursuant to the Support Agreements, Mr. Vardeman and Palogic Value Fund tendered the Subject Shares pursuant to the Offer. Specifically, as of the Effective Time, (a) the 137,094 restricted stock units representing 137,094 shares of Common Stock of the Issuer previously awarded to Mr. Vardeman, each of which were vested as of the Effective Time, were cancelled and, subject to any required withholding taxes, Mr. Vardeman received a cash payment equal to the product of (i) the Offer Price and (ii) 137,094, and (b) the 1,585,711 shares of Common Stock of the Issuer beneficially owned by Palogic Value Fund were tendered in the Merger and Palogic Value Fund received a cash payment equal to the product of (i) the Offer Price and (ii) 1,585,711.

In addition, pursuant to the Merger Agreement, as of the Effective Time, (a) the Options, each of which were out of the money options, were cancelled for no consideration and all of Mr. Vardeman’s rights with respect to such Options were terminated, and (b) 17,307 of the restricted stock units held by Mr. Vardeman that were unvested as of the Effective Time were cancelled without payment of consideration, and all rights with respect to such unvested restricted stock units were terminated as of the Effective Time.

In addition, pursuant to the terms of the Merger Agreement, immediately following the Effective Time, Mr. Vardeman resigned from the Board of Directors of the Issuer, and any committee thereof.

The foregoing description is qualified in its entirety by reference to the Current Report on Form 8-K filed on December 8, 2023 by the Issuer with the SEC and included as Exhibit 99.10 herein.”

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

“(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

As of the date hereof, no Reporting Person owns any shares of Common Stock of the Issuer.

(c) Other than as set forth in Item 4, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) As a result of the Merger and at the Effective Time, the Reporting Persons ceased to beneficially own any securities of the Issuer.”

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed on October 13, 2023 by the Reporting Persons with the SEC).

99.2	BSQUARE Corporation Fourth Amended and Restated Stock Plan, as amended (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 filed on August 8, 2017 by the Issuer with the SEC).

99.3	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.19(A) to the Issuer’s Quarterly Report on Form 10-Q filed on August 9, 2012 by the Issuer with the SEC for the quarterly period ended June 30, 2012).

99.4	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.19(C) to the Issuer’s Quarterly Report on Form 10-Q filed on August 9, 2012 by the Issuer with the SEC for the quarterly period ended June 30, 2012).

99.5	Board Observer and Standstill Agreement, dated June 25, 2018, among the Issuer and each of Palogic Value Fund, Palogic Value Management and Palogic Capital Management (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on June 26, 2018 by the Issuer with the SEC).

99.6	BSQUARE Corporation 2021 Equity Incentive Plan (incorporated by reference to Appendix A to the Issuer’s Proxy Statement on Schedule 14A filed on April 28, 2021 by the Issuer with the SEC).

99.7	BSQUARE Announces First Quarter 2021 Financial Results, dated May 13, 2021 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on May 13, 2021 by the Issuer with the SEC).

99.8	Agreement and Plan of Merger, dated as of October 11, 2023 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on October 11, 2023, by the Issuer with the SEC).

99.9	Form of Tender and Support Agreement, dated as of October 11, 2023 (incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed on October 11, 2023, by the Issuer with the SEC).

99.10	Current Report on Form 8-K filed on December 8, 2023 by the Issuer (incorporated by reference to the Current Report on Form 8-K filed on December 8, 2023 by the Issuer with the SEC).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 2023	PALOGIC VALUE MANAGEMENT, L.P.

	By:	Palogic Capital Management, LLC
	Its:	General Partner

	By:	/s/ Ryan L. Vardeman
	Name:	Ryan L. Vardeman
	Title:	Sole Member

PALOGIC VALUE FUND, L.P.

	By:	Palogic Value Management, L.P.
	Its:	General Partner

	By:	Palogic Capital Management, LLC
	Its:	General Partner

	By:	/s/ Ryan L. Vardeman
	Name:	Ryan L. Vardeman
	Title:	Sole Member

PALOGIC CAPITAL MANAGEMENT, LLC

	By:	/s/ Ryan L. Vardeman
	Name:	Ryan L. Vardeman
	Title:	Sole Member

/s/ Ryan L. Vardeman
RYAN L. VARDEMAN